Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-6(b) under the

Securities Exchange Act of 1934, as amended

Filer: Allergan, Inc.

Subject Company: Allergan, Inc.

Form S-4 File No. 333-201242

Explanatory Note: The following contains a copy of the second issue of Actavis + Allergan Integration Update. A copy of the issue was attached to the below email sent to Allergan employees.

DATE:	February 9, 2015
TO:	All Actavis and Allergan Employees
RE:	Actavis + Allergan Integration Update – Issue #2

We are pleased to share with you the second issue of the Actavis + Allergan Integration Update. In this issue, we highlight some of the work being done by the Pre-Integration Planning Teams, we define the concept of Growth Pharma and how the unique attributes of Actavis and Allergan would power the combined company, and we discuss some key next steps and dates.

Thank you for your patience and continued commitment to the separate Actavis and Allergan businesses. We will continue to keep you informed of additional milestones, decisions and next steps as we work to combine Actavis and Allergan.

NOTE: The attached publication is for Internal Use only. It is not for detailing or distribution outside the Company. Translated copies of this publication will be available shortly.

Integration Update
Issue No. 2
Activis + ALLERGAN
Excitement for the proposed Actavis + Allergan combination continues to build.
During the last several weeks, we have seen continued global media, analyst and shareholder interest in our strategic approach to build a powerful new company and define a new Growth Pharma category. The Wall Street Journal, Forbes, Reuters, New York Times, CNBC, Mad Money, Financial Times, the Fierce publications, BioWorld, The Pink Sheet and others continue to report on the transaction progress and potential of the combined company. Web traffic to Actavis and Allergan web sites has reached record levels.
Internally, pre-integration planning activities continue at a steady pace. To date, all functional teams have met to learn about each other’s business, structures and opportunities and challenges. The teams are now working diligently to define combined organization structures, interdependencies; and Day one priorities and deliverables. We have also begun a series of internal pulse check surveys to gauge employee reaction to the combination and decisions made to date. Several hundred employees from both companies have been randomly selected to provide feedback and we are encouraged to find that employees are enthusiastic about the prospects of the combination. More details on this survey and results will be shared with you shortly.
In this issue of Integration Update, we will highlight some of the work being done by the Pre-Integration Planning teams. We will talk about what is being done to combine Company cultures and branding. We will define the concept of Growth Pharma and review how the unique attributes of Actavis and Allergan would power the combined company. And we will share some key next steps and dates.
We know that acquisitions can be distracting to employees and we thank you for your patience and continued commitment to the separate Actavis and Allergan businesses. We will continue to keep you informed about milestones, decisions and next steps as we work to combine Actavis and Allergan.
Regards,
Brent Saunders
CEO and President,
Actavis
David E. I. Pyott
Chairman and CEO,
Allergan
FOR INTERNAL USE ONLY. NOT FOR DETAILING OR DISTRIBUTION OUTSIDE THE COMPANY.

Transaction and Pre-Integration Planning Milestones
The proposed Actavis + Allergan combination continues to proceed as expected and we anticipate closing the transaction late in the first quarter or early in the second quarter of this year. As previously announced, the transaction has cleared the Hart-Scott-Rodino (HSR) review period, satisfying one of the regulatory conditions required for close. Additionally, Actavis and Allergan shareholder votes have been scheduled for March 10, 2015 and we continue to push forward in receiving the remaining regulatory clearances. We will continue to keep you updated on the progress of these and other key milestones.
Internally, pre-integration planning teams continue to make significant progress in planning Day 1/100 priorities and deliverables; defining combined organization structures and strategies; and ensuring that both businesses continue to deliver each company’s previously established key objectives. Several proposed leadership structures for the combined company have already been announced, including Executive Management; Brands R&D; and International Commercial. Additional announcements will be made as decisions are finalized, and in accordance with information and consultation requirements where required by agreements or law.
Some additional upcoming events and milestones:
February 9-13 - Announcement of proposed leadership teams for Commercial, Gx R&D, Operations and Global Support Functions February 19 - Actavis Employee Town Hall meeting March 10 - Actavis & Allergan shareholder meetings seeking shareholder approval of proposed combination Mid March/Early April - Anticipated close, launch of Day 1 integration plans and initial employment notifications April-July - Continued execution of integration plans
* Webcast information for events will be communicated in advance. You can also visit www.OurWinningWay.com for updates.
Combined Brands R&D, International Commercial Structures Announced
Recently the Integration Management Office announced the first round of leadership structures for Global Brands R&D and International Commercial organizations. The following charts provide an overview of the leadership structures that were announced. It is important to note that the proposed management structures will not take effect until close of the combination of Actavis and Allergan. In the meantime, we must continue to operate as separate companies. For more information about these announcements, visit www.OurWinningWay.com/actavis-allergan/updates
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Global Brands R&D Leadership
On January 27th, we announced the Global Brands R&D leadership team that would work with the Global Generics R&D leadership team to oversee a combined annual investment of at least $1.7 billion in product research and development. Operating from key R&D sites including Jersey City, NJ, USA; Irvine, CA, USA, and other sites around the world, the proposed Global Brands R&D leadership team will ensure the execution of our combined strategy focused on the development of innovative and durable value-enhancing brand products as well as the management of more than 25 late stage products already in development for all key therapeutic areas.
The proposed leadership team includes:
David Nicholson
EVP, Brand R&D
Don Frail SVP, Research & Ext. Scientific Innovation
Paul Trennery SVP, Non-Clinical & Translational Sciences
Kathleen Reape SVP, Clinical Development
Jim Wescott VP, Project Mgmt. & Planning
Ulo Palm SVP, Drug Development Operations
Bob Perry VP, Device R&D
Philippe Pitchen VP, Pharm Sciences Strategy
Sesha Neervannan SVP, Pharmaceutical Development
Crawford Brown VP, Biologics
June Bray SVP, Regulatory Affairs & Medical Writing
Gavin Corcoran Chief Medical Officer
ACT
AGN
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International Commercial Leadership
On February 2, we announced the team that would lead the International Commercial organization for the combined company, covering the European, African, Middle East, Canada, Latin America and Asia Pacific geographical areas. The combined International Commercial organization will be comprised of a Branded Commercial Organization and a Generics Commercial Organization, enabling both businesses to continue accelerating growth given their distinct customer-base and operational focus. The International Commercial Organization will include ten regions, each with their own country structures. Each region will be run by a Regional President who will have full Profit & Loss (P&L) responsibility for their respective region.
The proposed leadership team includes:
Bob Stewart
EVP & President, Generics and Global Ops.
Lars Ramneborn
SVP & President,
International
Generics
Sara Vincent SVP & President, UK & Ireland
Camilla Hartvig VP & President, Nordics
Grigory Chudakov SVP & President, Russia, Ukraine & CIS
Jean-Guy Goulet VP & President, Canada Generics
Josef Valenta VP & President, Central Eastern Europe
Peter Bergqvist VP & President, South Eastern Europe
Paul Navarre
EVP & President,
Tnternational Brands
Luis Iglesias SVP & President, Southern & Western Europe
Raj Narayanan SVP & President, APAC
Mauro Naddeo SVP & President, LATAM
Ayse Torun VP & President, TMEA
Stuart Fowler VP & President, Canada Brands
ACT AGN
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Defining Growth Pharma
With our announcement in November of the combination of Actavis and Allergan, we told the world we would create a new category in our industry: Growth Pharma. Since then, we have spent countless hours introducing this innovative new business model to the investment community, the media and others, and defining our role in leading it. We are pleased that the reaction we have received has been exceptionally positive. But we wanted to take a moment to focus on what Growth Pharma means for you - all of our team members around the world.
Upon the close of our combination, we will be a top 10 global pharmaceutical company with more than $23 billion in annual revenue, 30,000 employees around the world and an organization with strong earnings power. We will focus on driving sustained double-digit revenue growth with robust earnings – ambitious goals that would put our Company in a leadership position when compared with most large industry peers of similar size.
But simply being big does not guarantee success. Many large companies have attempted to combine the fundamental elements of successful branded and generics businesses, only to struggle integrating the two models and failing in their attempts to drive dynamic growth. With that in mind, we have defined five key principles that will drive our success in Growth Pharma:
1. We will have a diversified and growing revenue stream from business in 100 countries;
2. We will have product franchises with patents that make them solid and sustainable across key growth categories;
3. We will focus on productive, late-stage R&D, to minimize risk and reduce the cost of bringing innovative products to market;
4. We will operate with lean cost structure and low administrative overhead costs to enable investments that drive growth;
5. And we will have an experienced and engaged employee team that leverages the strengths, talents and dynamic growth-focused cultures from Actavis and Allergan.
Upon close, we will be leaders in a new category, pioneering a new business model for the global pharmaceutical industry. We will create an exceptional company that will be uniquely structured to meet future global healthcare needs, return significant value for shareholders and create unique opportunities for employees.
Delivering on these goals, however, will require us to draw on the strengths of our entire diversified global business. It means that whether your focus is on generics or brands, in the U.S. or in our International markets, on R&D or marketing, or any other function across our business, we are counting on each employee to continue delivering the exceptional performance that has driven our two remarkable companies to the enviable position in which we stand today.
We are confident about our prospects for success and hope employees are as excited as we are about this opportunity to make history and chart a new course in global Growth Pharma.
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Key Drivers of Growth Pharma
Our combined Growth Pharma Company will be powered by strong revenue-generating businesses that meet the needs of patients across 100 global markets – from generic medicines across many therapeutic areas to branded products in seven key therapeutic categories.
Generics: Actavis is a leader in the global generic industry, developing, manufacturing and commercializing high-value, market-specific pharmaceuticals including branded generics, OTCs, injectable generics, INN’s in some countries, and Crown Jewels (high value, hard to make generics with premium pricing. Actavis’ generics business has one of the strongest pipelines in the industry, with more than 60 first-to-file products, more than 240 ANDAs and more than 1,200 MAAs in international markets. The business is supported by an industry-leading global operations team that manufactures nearly 50 billion solid oral doses annually.
Brands: Actavis currently markets more than 80 branded pharmaceutical products across seven key therapeutic categories, including central nervous system, gastroenterology, women’s health, urology, cardiovascular, and anti-infectives.
Within these categories, Actavis brands has blockbuster franchises in CNS, Gastroenterology and Women’s Health. Key products include the Namenda® franchise, FDA approved for the treatment of moderate to severe Alzheimer’s disease; Linzess®, FDA approved to treat irritable bowel syndrome with constipation and chronic idiopathic constipation; Lo Loestrin® Fe an FDA approved oral contraceptive; and Bystolic®, FDA approved for the treatment of hypertension to lower blood pressure.
Allergan markets more than 25 products globally, across five key therapeutic categories, including ophthalmology, neurosciences, medical aesthetics, medical dermatology and urology. Within these categories, Allergan has blockbuster franchises in Ophthalmology, Neurosciences, and Medical Aesthetics/Dermatology. Key products include the BOTOX® franchise, approved for 27 different indications across approximately 88 countries; the JUVEDERM® family of dermal fillers; RESTASIS®, approved to help produce tears in patients with insufficient tear production caused by chronic dry eye inflammation; and LUMIGAN® approved for reduction of elevated intraocular pressure in patients with open angle glaucoma or ocular hypertension.
The combined company will be a powerful global leader in Generics and Brands, with nearly 30,000 employees, exceptional capabilities in R&D and manufacturing; a vast global commercial footprint; industry-leading sales and marketing muscle; and an unwavering commitment to generating meaningful value for patients, customers and shareholders.
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Enhancing Key Growth Drivers – Actavis to Strengthen Generics Business with Acquisition of UK-based Auden Mckenzie
Actavis and Allergan continue to execute standalone strategies for driving growth and success in order to ensure that the combined company begins Day 1 with exceptional momentum. One such example is Actavis’ continued commitment to building its industry-leading global generics business. On January 26, Actavis announced that it had reached an agreement to acquire Auden Mckenzie, a dynamic and fast growing company focused on the development, licensing and marketing of niche generic medicines and proprietary brands in the UK.
The combination with Auden Mckenzie is anticipated to add approximately 175 new generic and branded products, as well as a pipeline of approximately 40 additional products, in various dosage forms, for treatments across a broad spectrum of therapeutic areas. This further complements Actavis’ portfolio of innovative, branded pharmaceutical products on the UK market for treatments of conditions in Pain, Gastrointestinal, Cystic Fibrosis and Women’s Health.
The combination with Auden will make Actavis the number one supplier of generic pharmaceuticals in the UK. It will also create a strengthened foundation from which the Actavis + Allergan combination can continue its growth and expansion in the UK. Following the close of the acquisition, and the anticipated combination of Actavis and Allergan later this year, the combined company is expected to hold the number three position in the supply of branded and generic UK pharmaceuticals. The acquisition is subject to certain conditions, including approval by regulatory authorities, and is expected to close in the first quarter of 2015.
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Leveraging Two Exceptional Employee Cultures to Drive Growth Pharma
One of the key threads driving the success of both Actavis and Allergan has been the dynamic employee cultures of our respective organizations. Employee cultures define who we are, what we stand for, how we work and how we act.
When you look at the employee cultures of Actavis and Allergan, they are similar in meaning. Actavis’ Our Winning Way engages employees to Challenge, Connect and Commit in driving value for ourselves, our patients, our customers and our shareholders. Allergan’s employees engage around Customer Focus, Impact, People
+ Passion, Collaboration, Innovation and Integrity to earn the trust of doctors and patients; enable employees to excel; and make a meaningful difference in the lives of patients and communities.
Both companies promote a culture of agile, adept and engaged employees focused on challenging themselves and each other to deliver exceptional products, growth and success. As we combine Actavis and Allergan, we will look to preserve that spirit through a combined employee culture that recognizes the value of both Actavis’ and Allergan’s cultures.
Next Steps
As we continue to clear transaction requirements and make organizational announcements and other key decisions, we realize that you have questions. We know that many of you are specifically concerned about the timing of job notifications. Please keep in mind that the proposed combined organizational leadership teams are still being defined. Once defined, these leaders will staff their organizations. While we cannot yet provide clarity on when specific groups will receive notification, we anticipate initial employment notificaitons at or around the expected close in late March/early April. We are committed to frequent, transparent and specific communications through ongoing memos, the Integration Update publication, at www.ourwinningway.com/actavis-allergan, and through Town Halls and management updates. You may also send your questions to Connect@OurWinningWay.com.
U.S. Administrative
Headquarters
Actavis
Morris Corporate Center III
400 Interpace Parkway
Parsippany, NJ 07054 USA
Corporate Headquarters
Actavis
1 Grand Canal Square
Docklands, Dublin 2
Ireland
NYSE:ACT
www.Actavis.com
www.OurWinningWay.com
Actavis TM
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Cautionary Statement Regarding Forward-Looking Statements
Activis
ALLERGAN
Our pursuit. Life’s potential.(R)
Cautionary Statement Regarding Forward-Looking Statements
Statements contained in this communication that refer to Actavis’ or Allergan’s estimated or anticipated future results, including estimated synergies, or other non-historical facts are forward-looking statements that reflect Actavis’ or Allergan’s current perspective of existing trends and information as of the date of this communication. Forward looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “should,” “estimate,” “expect,” “forecast,” “outlook,” “guidance,” “intend,” “may,” “might,” “will,” “possible,” “potential,” “predict,” “project,” or other similar words, phrases or expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the Allergan acquisition, including future financial and operating results, Actavis’ or Allergan’s plans, objectives, expectations and intentions and the expected timing of completion of the transaction. It is important to note that Actavis’ and Allergan’s respective goals and expectations are not predictions of actual performance. Actual results may differ materially from Actavis’ or Allergan’s current expectations depending upon a number of factors affecting Actavis’ business, Allergan’s business and risks associated with acquisition transactions. These factors include, among others, the inherent uncertainty associated with financial projections; restructuring in connection with, and successful closing of, the Allergan acquisition; subsequent integration of the Allergan acquisition and the ability to recognize the anticipated synergies and benefits of the Allergan acquisition; the ability to obtain required regulatory approvals for the transaction (including the approval of antitrust authorities necessary to complete the acquisition), the timing of obtaining such approvals and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction; the ability to obtain the requisite Allergan and Actavis shareholder approvals; the risk that a condition to closing of the Allergan acquisition may not be satisfied on a timely basis or at all; the failure of the proposed transaction to close for any other reason; risks relating to the value of the Actavis shares to be issued in the transaction; the anticipated size of the markets and continued demand for Actavis’ and Allergan’s products; the impact of competitive products and pricing; access to available financing (including financing for the acquisition or refinancing of debt) on a timely basis and on reasonable terms; the risks of fluctuations in foreign currency exchange rates; the risks and uncertainties normally incident to the pharmaceutical industry, including product liability claims and the availability of product liability insurance on reasonable terms; the difficulty of predicting the timing or outcome of pending or future litigation or government investigations; periodic dependence on a small number of products for a material source of net revenue or income; variability of trade buying patterns; changes in generally accepted accounting principles; risks that the carrying values of assets may be negatively impacted by future events and circumstances; the timing and success of product launches; the difficulty of predicting the timing or outcome of product development efforts and regulatory agency approvals or actions, if any; market acceptance of and continued demand for Actavis’ and Allergan’s products; costs and efforts to defend or enforce intellectual property rights; difficulties or delays in manufacturing; the availability and pricing of third party sourced products and materials; successful compliance with governmental regulations applicable to Actavis’ and Allergan’s facilities, products and/or businesses; changes in
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the laws and regulations affecting, among other things, pricing and reimbursement of pharmaceutical products; changes in tax laws or interpretations that could increase Actavis’ consolidated tax liabilities; the loss of key senior management or scientific staff; and such other risks and uncertainties detailed in Actavis’ and Allergan’s respective periodic public filings with the Securities and Exchange Commission, including but not limited to Actavis’ Annual Report on Form 10-K for the year ended December 31, 2013, as amended by Actavis’ Current Reports on Form 8-K filed on May 20, 2014 and December 5, 2014, Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2014, in Warner Chilcott Limited’s Registration Statement on Form S-4 effective as of October 15, 2014, and the related prospectus, Allergan’s Annual Report on Form 10-K for the year ended December 31, 2013 and Quarterly Report on Form 10-Q for the quarterly period ended on September 30, 2014, and from time to time in Actavis’ and Allergan’s respective other investor communications. Except as expressly required by law, each of Actavis and Allergan disclaim any intent or obligation to update or revise these forward-looking statements.
Important Information for Investors and Shareholders
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed merger between Actavis and Allergan, Actavis has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, including Amendment No. 1 thereto, that contains a joint proxy statement of Actavis and Allergan that also constitutes a prospectus of Actavis. The registration statement was declared effective by the SEC on January 26, 2015. Each of Actavis and Allergan commenced mailing the joint proxy statement/prospectus to its shareholders or its stockholders on January 28, 2015. INVESTORS AND SECURITY HOLDERS OF ACTAVIS AND ALLERGAN ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER
DOCUMENTS THAT HAVE BEEN FILED OR WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders are able to obtain free copies of the registration statement and the joint proxy statement/prospectus and other documents filed with the SEC by Actavis and Allergan through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Actavis are available free of charge on Actavis’ internet website at www.Actavis.com or by contacting Actavis’ Investor Relations Department at (862) 261-7488. Copies of the documents filed with the SEC by Allergan are available free of charge on Allergan’s internet website at www.Allergan.com or by contacting Allergan’s Investor Relations Department at (714) 246-4766.
Participants in the Merger Solicitation
Actavis, Allergan, their respective directors and certain of their executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the Actavis and Allergan shareholders in connection with the proposed merger is set forth in the joint proxy statement/prospectus. Information about the directors and executive officers of Allergan is set forth in its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on March 26, 2014 and certain of its Current Reports on Form 8-K. Information about the directors and executive officers of Actavis is set forth in Actavis’ proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on March 28, 2014 and certain of Actavis’ Current Reports on Form 8-K. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the joint proxy statement/prospectus filed with the above-referenced registration statement on Form S-4 and other relevant materials to be filed with the SEC when they become available.
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